August 17, 2011

Mr. Kevin C. Rupert

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4720

Re:	Babson Capital Global Floating Rate & Income Fund (the “Registrant”)

File Nos. 333-174430; 811-22562

Dear Mr. Rupert:

We are writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) set forth in your letter addressed to Colleen B. Meyer of this firm dated June 20, 2011 in connection with the Registrant’s registration statement on Form N-2 (the “Registration Statement”) filed with the SEC on May 23, 2011. The Staff’s comments are set forth below, and each is followed by our response.

General

1.	Comment. We note that material portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied to the staff, or on exhibits added in any pre-effective amendments.

Response. The Registrant intends to include all required information and exhibits to the Registration Statement in one or more pre-effective amendments.

Cover Page

2.	Comment. In light of the Fund’s name, please revise the 80% policy in the “Principal Investments” section to apply to floating rate obligations. This comment also applies to the disclosure on page 1 in the “Portfolio Management Strategies” section.

Response. The term “floating rate” in the Registrant’s name refers to a particular type of investments - instruments that pay interest at a rate that resets periodically, or “floats.” The term “income” in the Registrant’s name is intended to refer to other (non-floating rate) income-producing investments - instruments a principal feature of which is the production of income (such as secured loans and secured bonds). To clarify the intended meaning of the Registrant’s name, the Registrant’s 80% investment policy has been revised as follows:

Under normal market conditions, the Fund will invest at least 80% of its managed assets in floating rate instruments and ~~secured loans, secured bonds or~~ other income-producing instruments, including ~~floating rate instruments~~ secured and unsecured loans and bonds.

The Registrant believes that this investment policy is consistent with the Staff’s “Frequently Asked Questions about Rule 35d-1 (Investment Company Names)” (available at http://www.sec.gov/divisions/investment/guidance/rule35d-1faq.htm#P103_15038), in which the Staff stated that “Rule 35d-1 would not apply to the use of the term ‘income’ where that term suggests an investment objective or strategy rather than a type of investment.” (Emphasis added.) The Staff also stated that, “[w]hen used by itself, the term ‘income’ in a fund’s name generally suggests that the fund emphasizes the achievement of current income and does not suggest a type of investment.” (Emphasis added.) By using the term “generally,” the Staff recognized that the term “income,” used by itself, could, in some circumstances, suggest a type of investment. When a fund’s 80% investment policy makes clear the intended import of the term “income” in the fund’s name, as in the case of the Registrant, the Registrant does not believe that name is materially deceptive or misleading for purposes of Section 35(d) of the 1940 Act.

3.	Comment. Note (2) to the pricing table states “[t]he Manager (and not the Fund) has agreed to pay from its own assets a [•] fee to [•]…. That fee is not reflected in the table above.” Please disclose whether this payment is made to all underwriters or only certain qualifying underwriters. Please inform the staff whether FINRA has specifically approved the terms of the underwriting arrangement (including the discounting methodology discussed on page 47 of the prospectus), and whether it has taken a position as to whether this fee should be included in the disclosed underwriting fees. Please disclose the aggregate dollar amount of the contracts and the value as a percentage of the offering price.

Response. The Registrant’s underwriting arrangements have not yet been finalized or submitted for FINRA approval; however, the Registrant intends to include all required information regarding such underwriting arrangements in the Registration Statement in one or more pre-effective amendments.

4.	Comment. Footnote (3) to the pricing table generally states that the Manager will pay some unknown portion of the Fund’s organizational cost and offering costs (other than the sales load). Please include in the footnote an estimate of the offering and organizational costs expected to be paid by the Adviser, both in dollars and per share amounts.

Response. The Registrant’s organizational and offering costs are not yet known or susceptible of reasonable estimation; however, the Registrant intends to include all required information regarding such costs in the Registration Statement in one or more pre-effective amendments.

5.	Comment. The last two sentences of the section captioned “Portfolio Contents” states that the Fund is not limited in the types of derivatives it may use and that its “derivatives use will consist primarily of credit default swaps and foreign currency forward contracts and futures.” Pages 10 and 20 of the prospectus have some derivatives disclosure, and pages 18-30 of the Fund’s Statement of Additional Information (“SAI”) provides additional disclosure about derivatives, and also identifies other derivatives. The Division of Investment Management has recently made a number of observations about derivative related disclosure by investment companies in a letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010. [Footnote omitted.] Please review the observations set forth in that letter and revise your disclosure of use and risks of derivatives accordingly.

Response. The requested change has been made. The Registrant has revised its prospectus disclosure to focus on the investments that its portfolio managers currently anticipate using in managing the Registrant’s investment portfolio. The Registrant believes that its prospectus disclosure, as revised, is consistent with the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010.

6.	Comment. In light of the Fund’s apparent extensive use of derivatives, disclose in the SAI that the Fund will at all times appropriately segregate assets for such derivative exposure in accordance with the principles contained in Investment Company Act Release No. 10666 (April 18, 1979), related SEC staff positions, and applicable SEC no-action letters.

Response. The Registrant notes that the following disclosure, which the Registrant believes is responsive to the Staff’s comment, is currently included in the section of the prospectus captioned “Leverage”:

Derivative instruments and financial contracts used by the Fund will not constitute senior securities (and will not be subject to the Fund’s limitations on borrowings) to the extent that the Fund segregates liquid assets at least equal in amount to its obligations under the instruments, or enters into offsetting transactions or owns positions covering its obligations.

7.	Comment. The Fund should comply with Item 2.1 of Form N-2 regarding the trading information. Please keep the staff current on the status of the Fund’s exchange listing on the NYSE.

Response. The Registrant intends to include the trading information required by Item 2.1 of Form N-2 in the Registration Statement in one or more pre-effective amendments once it receives authorization from the NYSE to list its shares for trading.

8.	Comment. The section captioned “Portfolio Management Strategies” discusses “inefficiencies between geographies”. Please explain in the prospectus specifically what is meant by this phrase and how it ties to the Fund’s investment objective. In addition, since the Fund uses the term “Global” in its name, the prospectus must also disclose a policy that states the Fund will have at least 40% of its assets invested globally (i.e., outside of the United States).

Response. With respect to “inefficiencies between geographies,” the requested change has been made. The following disclosure has been added to the referenced section:

For example, the Fund will seek to take advantage of differences in pricing between loans of an issuer denominated in U.S. dollars and substantially similar loans of the same issuer denominated in Euros, potentially allowing the Fund to achieve a higher relative return for the same credit risk exposure.

In January 1991, the Staff expressed its position that “[a] registrant which includes the terms “international” or “global” in its name should have an investment policy which requires that, under normal market conditions, at least 65 percent of the value of its total assets be invested in a way that reflects an international (multi-national) or global (worldwide) character of the portfolio.”1 However, in adopting Rule 35d-1 in January 2001, the SEC specifically declined to codify the Staff’s position regarding the use of the term “global” in investment company names.2 The SEC explained its declination as follows:

The term “foreign” indicates investments that are tied economically to countries outside the United States, and an investment company that uses this term would be subject to the 80% requirement. The terms “international” and “global,” however, connote diversification among investments in a number of different countries throughout the world, and “international” and “global” funds will not be subject to the rule. We would expect, however, that investment companies using these terms in their names will invest their assets in investments that are tied economically to a number of countries throughout the world.3

Consistent with the position of the SEC, the Registrant anticipates that its assets will at all times be invested in investments that are tied economically to multiple countries throughout the world; however, the Registrant believes that a requirement that it at all times invest at least 40% of its assets outside the United States would be both arbitrary and potentially detrimental to its shareholders. In this regard, the registrant notes that, if one were to combine the Credit Suisse Leveraged Loan Index and the Credit Suisse Western European Leveraged Loan Index, which

1.	Generic Comment Letter, SEC No-Action Letter, 1991 SEC No-Act. LEXIS 1451 at II.A.2 (Jan. 3, 1991). (Hereinafter, the “1991 Letter.”)
2.	See id. at II.C.1.
3.	Id. at II.C.1 n. 42.

together represent the investible universe of secured loans, the Credit Suisse Leveraged Loan Index, which measures U.S. secured loans, would represent approximately 70% of the total, while the Credit Suisse Western European Leveraged Loan Index, which measures European secured loans, would represent only approximately 30% of the total. Thus, with respect to investments in secured loans (which are expected to comprise a substantial portion of the Registrant’s investment portfolio), compliance with the Staff’s request would require at least a 10% overweight in European secured loans at all times.

Accordingly, the Registrant believes that its portfolio management strategy disclosure is sufficient as currently written.

9.	Comment. The last paragraph on this page discusses credit default swaps (CDS). This discussion only identifies the Fund as a buyer of protection or insurance with respect to CDS, and describes the Fund’s obligation only in terms of a series of periodic payments. We note that page 20 of the prospectus identifies the Fund as the seller or writer of a CDS. We also note that the first full paragraph on page 28 of the SAI states, “[t]he Fund may have exposure to credit default swaps through investments in credit-linked trust certificates. In connection with such investments, the Fund would be in the position of a seller of a credit default swap contract because the trust that issues the certificates would be selling one or more credit default swap contracts. The seller of a credit default swap contract is required to pay the par (or other agreed-upon) value of a referenced debt obligation to the counterparty in the event of a default or similar triggering event by a third party, such as a U.S. or foreign corporate issuer, on the debt obligation.” There is further disclosure on page 29 in the SAI that the Fund would be a seller or writer of conventional CDS protection or insurance, and as such the Fund would effectively add leverage to its portfolio because the Fund would be subject to investment exposure on the notional amount of the swap.

Thus, the prospectus is ambiguous as to what the Fund’s position and risk exposure will be with respect to selling/writing CDS protection or insurance. Please clarify the prospectus disclosure in this regard. We note that the Fund’s use of credit-linked trust certificates may require prospectus disclosure and explanation as it appears these may pose additional risks. If the Fund will write or sell CDS protection or insurance or obtain similar exposure through credit-linked trust certificates, please disclose that the Fund will segregate liquid assets based on the notional amount.

Response. References to credit-linked trust certificates have been removed from the Registrant’s prospectus. The Registrant does not intend to write protection using credit default swaps, and will use credit default swaps only to hedge credit exposure to particular issuers. The Registrant has revised its prospectus disclosure accordingly.

10.	Comment. Please explain to the staff the first sentence of the second paragraph. Are there companies with strong management teams and solid business positions in stable industries that have junk bond ratings (e.g., speculative characteristic with respect to capacity to pay interest and to repay principal)?

Response. Certain of the securities in which the Registrant will invest often will be rated below investment grade based primarily on the position of such securities within the capital structure of the issuers, rather than the quality of such issuers’ management teams or such issuers’ positions in their industries. Many companies that issue high yield debt securities are leaders in their industries and have highly regarded management, and certain securities of such companies were rated investment grade prior to such companies being taken private by private equity firms. Many such companies would be able to issue investment grade debt if they reduced the debt taken on in connection with their privatization. While company ratings are certainly affected by the size and scale of the company’s business, they also are heavily influenced by the company’s capital structure.

11.	Comment. Since the Fund’s primary investment objective is to seek as high a level of current income as the “Manager determines is consistent with capital preservation”, why would the Fund purchase non-performing securities (e.g., default securities)? This practice appears to cause the Fund to prioritize capital appreciation over income in seeking its investment objective.

Response. The Registrant anticipates that, at the time of any purchase of defaulted securities, its aggregate investments in defaulted securities will not exceed 10% of its total assets. Accordingly, the Registrant believes that its investments in defaulted securities, when considered as one component of the Registrant’s overall investment portfolio, will be consistent with its investment objective.

12.	Comment. Disclose the fee paid by the Manager to Babson Capital U.K. (the “Subadviser”).

Response. The Registrant’s adviser compensation arrangements have not yet been finalized; however, the Registrant intends to include all required information regarding such arrangements in the Registration Statement in one or more pre-effective amendments.

13.	Comment. In the “Distributions” section, disclose that the Fund does not expect a significant portion of its distributions to be derived from qualified dividend income. Thus, disclose that much of the Fund’s income distributions will likely be taxed at ordinary income rates.

Response. The requested change has been made.

14.	Comment. The second last paragraph of the “Distributions” section states that “the amount by which the Fund’s total distributions exceed net investment income and net realized capital gains would generally be treated as a tax-free return of capital up to the amount of the Common Shareholder’s basis in his or her shares, with any amounts exceeding such basis treated as reducing the Common Shareholder’s basis in his or her shares”. This statement is confusing. If distributions exceed the shareholder’s basis in their shares, might such excess be a taxable event or deemed sale? Please explain and or revise the disclosure accordingly.

Response. The referenced disclosure has been revised as follows:

In such a situation, the amount by which the Fund’s total distributions exceed net investment income and net realized capital gains would generally be treated as a tax-free return of capital up to the amount of the Common Shareholder’s basis in his or her shares, with any amounts exceeding such basis treated as ~~reducing the Common Shareholder’s basis in his or her shares~~ capital gain, assuming the shares are held as capital assets.

15.	Comment. In the last paragraph of the “Distributions” section, please disclose that reinvestment has no effect on the tax treatment of shareholder distributions.

Response. The requested change has been made.

16.	Comment. The last paragraph states that net asset value (“NAV”) will be reduced immediately following the offering by the sales load and the amount of organizational and offering expenses paid by the Fund. The disclosure makes it appear as if the Fund actually pays the sales load. We suggest the Fund more clearly communicate the impact of the sales load as it applies to a shareholder’s investment.

Response. The referenced disclosure has been revised as follows:

Net asset value will be reduced immediately following the offering by ~~the sales load and~~ the amount of organization and offering expenses paid by the Fund and will not include the sales load paid by Common Shareholders. , ~~and t~~To the extent that the Fund engages in borrowings or related leverage, the Common Shareholders will bear the costs associated with such borrowings or leverage.

17.	Comment. Confirm to the staff that all organizational costs are expensed as incurred. See FASB ASC 720-15-25-1. [Footnote omitted.]

Response. The Registrant confirms to the Staff that all organizational costs will be expensed as incurred.

18.	Comment. Please explain to the staff the fifth sentence of the last paragraph. Disclose the impact, if any, of loan terms that restrict their transferability without borrower consent when the loan is non-performing. Please explain to the staff the details of how such securities are fair valued, and expand the Fund’s fair value discussion accordingly.

Response. The Registrant’s portfolio securities are either valued using market quotations or fair valued. Non-performing loans that are transferable only with borrower consent are more likely to be fair valued. The Registrant is not aware of any requirement in Form N-2 (analogous to Item 11(a) of Form N-1A) to disclose in detail a fund’s valuation procedures. (We note that Item 5.2 of Form N-2 relates only to the calculation of the IPO price and requires only a concise explanation of the valuation procedure used by the Registrant in determining such price.)

19.	Comment. Please disclose the estimated frequency of interest rate adjustments on the securities in which the Fund intends to invest. Please disclose the risks to shareholders, if any, of interest rate adjustments on portfolio securities that lag general interest rate movements.

Response. The requested change has been made. The following disclosure has been added to the Registrant’s prospectus in the section captioned “Special Risk Considerations - Risks of Investing in Loans”:

Floating rate loans provide for a periodic adjustment in the interest rate paid on the obligations. The interest rate on a floating rate loan resets periodically, typically every 30, 60 or 90 days. While, because of the interest rate reset feature, floating rate loans provide the Fund with a certain degree of protection against rising interest rates, the value of the Fund’s floating rate loans may decline as interest rates rise because the Fund will continue to earn interest at the previously-established rate until the interest rate for each loan resets.

20.	Comment. Disclose that the Manager intends to manage the Fund so as to avoid the liabilities and legal difficulties outlined in the first paragraph regarding companies in workout modes or under statutory bankruptcy protection.

Response. The Registrant notes that the referenced liabilities and legal difficulties are disclosed as part of the Registrant’s explanation of the risks of investing in loans. The Manager and the Subadviser intend, to the extent feasible, to manage the Registrant’s investments so as to mitigate the various principal risks disclosed in the Registrant’s prospectus; however, the Registrant does not believe it would be appropriate to minimize the import of the referenced risks (or any other principal risks) by adding disclosure suggesting that they can be managed away.

21.	Comment. The last sentence of the fifth paragraph states that the Manager and the Subadviser may not perform independent credit analyses of selling institutions. Please explain to the staff in your response letter and disclose in the prospectus how the Manager will determine which participations and associated credit risks are suitable for acquisition by the Fund, absent some form of independent credit analyses.

Response. The referenced disclosure has been revised to state that the Manager’s and the Subadviser’s credit analyses will focus on the underlying obligor of a loan and that, accordingly, the independent credit analysis performed on a selling institution generally will not be as extensive as the independent credit analysis performed on the underlying obligor.

22.	Comment. Please revise the “Interest Rate Risk” section to add the substance of the first sentence of the last paragraph on page 7.

Response. The requested change has been made. The following sentence has been added to the section captioned “Interest Rate Risk”:

Interest rate risk generally is substantially lower for floating-rate instruments than for fixed-rate debt obligations.

23.	Comment. Delete the phrase “may expose” and substitute the word “exposes” in the third sentence of the first paragraph in the “Leverage Risk” section.

Response. The requested change has been made.

24.	Comment. In the “Leverage Risk” section disclose that the management fee structure and the calculation of the fee using managed assets gives the Manager an incentive to leverage the Fund when it may be unwise to do so, or an incentive to not deleverage the Fund when it would otherwise be appropriate to do so. Disclose how the Board will monitor this conflict of interest.

Response. The Registrant does not believe disclosure of how the Registrant’s board of trustees will monitor conflicts of interest is required in the Registration Statement. The Registrant also notes that the following disclosure, which the Registrant believes addresses the Staff’s comment, is currently included in the section of the prospectus captioned “Leverage”:

Because the fees received by the Manager and the Subadviser are based on the total managed assets of the Fund (including assets attributable to leverage), the Manager and the Subadviser have a financial incentive for the Fund to use reverse repurchase agreements and borrowings or to issue preferred shares, which may create a conflict of interest between the Manager and the Subadviser, on the one hand, and the Common Shareholders, on the other hand.

25.	Comment. Disclose in the “Leverage Risk” section that the Fund does not have a current intention to issue preferred shares, consistent with the disclosure on page 36 of the SAI.

Response. The Registrant does not believe that the Registrant’s current intention not to issue preferred shares contributes to leverage risk; however, the requested disclosure has been added to the section of the prospectus captioned “Leverage.”

26.	Comment. The Fund intends to leverage. Therefore, please delete footnote 5 and the reference to it in the first paragraph, as well as the second line in the example.

Response. The requested change has been made.

27.	Comment. We note that short sales are identified on page 24 as a potential investment strategy. Please confirm that the Fund has estimated dividends to be paid on short sales during the coming year and included such expenses in the fee table. The Fund should revise the disclosure accordingly. Will the value of the collateral deposited with the lender always be greater than the value of the securities sold short? If the Fund does not intend to engage in short sales, the disclosure on page 24 should be removed.

Response. The Registrant does not intend to engage in short sales. Accordingly, the requested change has been made.

28.	Comment. Please provide a footnote explaining how the managed assets calculation for the Manager’s fee is applied to net assets attributable to common shares, and why the calculation is made (e.g., only common shareholders pay Fund expenses).

Response. The requested change has been made. The following footnote has been added to the table:

Common Shareholders pay management fees on all Fund assets, including those obtained through leverage. Accordingly, while management fees are charged to the Fund on the basis of total managed assets, they have been converted to a percentage of net assets attributable to Common Shares for purposes of the presentation in the table above. The table assumes that total managed assets are [•]% of the net assets attributable to Common Shares .

29.	Comment. Since the Fund invests extensively in global junk bonds, and it uses derivatives and leverage extensively, please state with specificity the suitability requirements for prospective investors. Please caution that investors seeking income should also be aware of the significant risks of loss. The Fund’s cover page should boldly disclose the risks of investing in derivatives.

Response. The Registrant has revised the prospectus cover page to add disclosure regarding the risks of investing in derivatives. No further changes have been made. The Registrant notes that Form N-2 neither requires nor contemplates disclosure regarding the suitability of a fund for prospective investors. The Registrant is required to disclose, among other things, its principal investment strategies and the associated principal risks of investing in the Registrant. Based on such disclosure, a prospective investor and its financial intermediary can determine whether an investment in the Registrant is suitable for such investor.

30.	Comment. Insert the word “unaffiliated” before the word “entities” in the first sentence of the first paragraph. If the entities may be brokers, please expand the disclosure accordingly.

Response. The requested change has been made.

31.	Comment. In the section captioned “Zero-Coupon Bonds, Step-Ups, and Payment-in-Kind Securities” in the prospectus, disclose that to the extent these instruments do not amortize principal, at maturity, repayment may also be dependent on the ability of the borrower to refinance the face amount of the debt. Disclose the conditions that must be met for the Fund to accrue periodic income on these securities.

Response. The requested change has been made, except that the Registrant believes that disclosure regarding the specific conditions that must be met for the Registrant to accrue periodic income on the referenced securities is a technical accounting issue that is beyond the scope of disclosure required in the Registration Statement.

32.	Comment. If the accounting treatment for the securities lending by the Fund will be as a secured borrowing, please note the disclosure accordingly.

Response. The Registrant confirms that it will account for all securities lending as secured borrowings, and believes that its prospectus disclosure is consistent with such treatment.

33.	Comment. Disclose that Fund’s fair value policies and procedures are in writing. Please expand the Fund’s fair value discussion commensurate with its potential investment in Level 3 portfolio securities.

Response. The referenced disclosure has been revised as follows:

Certain securities or investments for which market quotations are not readily available may be fair valued, pursuant to ~~guidelines established~~ written policies adopted by the board of trustees, with reference to other securities or indexes, or otherwise valued at valued at fair value as determined in good faith by the board of trustees or persons acting at their direction. For example, a pricing service may recommend a fair value based on prices of comparable securities. Babson Capital generally uses pricing services to value most loans and other debt securities. Babson Capital may fair value loans or other securities pursuant to ~~guidelines established~~ written policies adopted by the board of trustees if approved pricing services do not ~~provide~~ recommend a fair value for such loans or other securities or the fair value ~~provided~~ recommended is deemed unreliable.

The Registrant believes that its prospectus disclosure regarding the valuation of its portfolio securities is sufficient. The Registrant is not aware of any requirement in Form N-2 (analogous to Item 11(a) of Form N-1A) to disclose in detail a fund’s valuation procedures. (We note that Item 5.2 of Form N-2 relates only to the calculation of the IPO price and requires only a concise explanation of the valuation procedure used by the Registrant in determining such price.)

34.	Comment. Please specifically identify the shareholder support services and the information, studies, or reports that will be provided, as discussed in the second full paragraph.

Response. The Registrant’s underwriting arrangements have not yet been finalized; however, the Registrant intends to include all required information regarding such underwriting arrangements in the Registration Statement in one or more pre-effective amendments.

Statement of Additional Information

35.	Comment. If any derivative instrument identified in the SAI will place 5% or more of the Fund’s assets at risk, the derivative should be identified and explained in the prospectus.

Response. In accordance with Item 8.2.b(1) of Form N-2, the Registrant has disclosed in the prospectus all types of derivative instruments in which the Registrant currently anticipates that it will invest principally.

36.

Comment. We note that the fee table does not contain an “Acquired Fund Fees and Expenses” (“AFFE”) line item. Confirm to the staff that the Fund will not make such investments during the next year in an amount that would trigger separate AFFE fee table disclosure. If this amount would be less than one basis point, confirm that it is included in “Other Expenses”.

Response. The components of the fee table have not yet been finally established. The Registrant intends to complete the fee table in one or more pre-effective amendments to the Registration Statement. The Registrant does not intend to make investments in underlying funds during the Registrant’s first fiscal year of operations.

37.	Comment. Revise the second sentence on fundamental policy 3 to remove the typographical error.

Response. The requested change has been made.

38.	Comment. Provide disclosure in the third paragraph that there is no assurance that the Board or Trustees will decide to convert the Fund to an open-end investment company.

Response. The requested change has been made.

Closing

39.	Comment. If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the 1933 Act, please identify the omitted information to us, preferably before filing the final pre-effective amendment.

Response. The Registrant intends to rely on Rule 430A of the Securities Act of 1933, as amended, to omit certain information from the prospectus in connection with its request for effectiveness. The Registrant plans to provide supplementally the omitted information to the Staff in the cover letter of the pre-effective amendment for which the Registrant intends to rely on Rule 430A.

40.	Comment. Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

Response. The Registrant does not currently intend to submit any exemptive application or no-action request.

* * * * *

We hope that the foregoing adequately addresses the Staff’s comments. We would be pleased to provide copies of the Registrant’s revised prospectus and statement of additional information, marked to show changes made in response to the Staff’s comments, if that would be helpful. If you have any questions, please feel free to call me at 617.951.7913, or, in my absence, Brian D. McCabe at 617.951.7801 or Colleen B. Meyer at 415.315.6366.

Very truly yours,

/s/ Jacob E. Comer
Jacob E. Comer

cc:	Christopher DeFrancis

Janice Bishop

Brian D. McCabe

Colleen B. Meyer